UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Rheometric Scientific, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    762073104
                              --------------------
                                 (CUSIP Number)

                             Andlinger Capital XXVI
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                                    Dechert
                              30 Rockefeller Plaza
                            New York, NY 10112 (212)
                                 (212) 698-3533

 ------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 20, 2000
                              --------------------
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 762073104

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
           Andlinger Capital XXVI LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

 --------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          Delaware
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with           --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             00
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 762073104

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Gerhard R. Andlinger
--------- --------- ------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- --------- ------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------- --------- ------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ]
   5      TO ITEMS 2(d) or 2(E)

--------- --------- ------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*   [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 762073104

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
--------- Robert M. Castello
          --------- ------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- --------- ------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- --------- ------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)

--------- ----------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES * [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 762073104

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Stephen A. Magida
--------- --------- ------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- --------- ------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- --------- ------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
--------- --------- ------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 762073104

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Mark F. Callaghan
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [X]

--------- --------- ------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- --------- ------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
--------- --------- ------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 762073104

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Merrick G. Andlinger

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]  (b) [X]

--------- --------- ------------------------------------------------------------
   3      SEC USE ONLY


--------- --------- ------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- --------- ------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
--------- --------- ------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by                7
     each
   reporting
  person with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  16,606,000 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  16,606,000 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,606,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             59.5%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 1 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 2000 (the "Original Statement" and, as amended by this Amendment, the "Statement") on behalf of Andlinger Capital XXVI LLC ("Andlinger Capital XXVI") Gerhard R. Andlinger, Robert M. Castello, Stephen
A. Magida, Merrick G. Andlinger and Mark F. Callaghan (collectively, the "Reporting Persons"), relates to the common stock, $.01 par value per share (the "Common Stock"), of Rheometric Scientific, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On or about November 20, 2000, Andlinger Capital XXVI used funds advanced by Mr. G. Andlinger and other members of Andlinger Capital XXVI to exercise Investor A Warrants (as defined in the Original Statement) to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00 per share. Andlinger continues to hold Investor A Warrants, exercisable at $1.00 per share, for 1,000,000 shares of Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Persons have exercised Investor A Warrants and acquired the underlying Common Stock for investment purposes. It is the Reporting Persons' understanding that the Company has used a portion of the proceeds from such exercise to pay the cash portion of the merger consideration paid by the Company to the stockholders of PSI Holding Corporation ("PSI"), in connection with the Company's acquisition of all of the issued and outstanding capital stock of PSI and its wholly-owned subsidiaries, Protein Solutions, Inc. and Protein Solutions Ltd. through the merger of PSI with and into a wholly-owned subsidiary of the Company.

         The Reporting Persons do not have any plans or proposals, other than those described in this Item 4 and Item 6 of this Statement, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests in Andlinger Capital XXVI and its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock or the remaining Warrants (as defined in the Original Statement), or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and information provided by the Issuer, there are issued and outstanding 22,916,017 shares of Common Stock (including as outstanding for such purpose the shares described in Item 3 of this Amendment and shares issued by the Company in connection with the PSI acquisition, but not including as outstanding for such purpose shares of Common Stock issuable upon exercise of the remaining Warrants).

         Andlinger Capital XXVI beneficially owns and has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 16,606,000 shares of Common Stock (of which 5,000,000 shares are attributable to the remaining Warrants), representing approximately 59.5% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the remaining Warrants).

         By virtue of Mr. G. Andlinger's relationship with Mr. Magida (as described in Item 2 of this Statement) and as a controlling person of ACO, Mr.
G. Andlinger may be deemed to have shared power to dispose of or direct the disposition of, and shared power to vote or direct the vote of, an aggregate of 16,606,000 shares of Common Stock (of which 5,000,000 shares are attributable to the remaining Warrants), representing 59.5% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the remaining Warrants). Nothing in this Schedule 13D shall be deemed an admission that Mr. G. Andlinger is the beneficial owner of the shares of Common Stock held by Andlinger Capital XXVI.

         Mr. Magida, as manager and as a member of Andlinger Capital XXVI, has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 16,606,000 shares of Common Stock (of which 5,000,000 shares are attributable to the remaining Warrants), representing 59.5% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the remaining Warrants).

         Messrs. Castello, Callaghan and M. Andlinger by virtue of their relationships with the other Reporting Persons (as described in Item 2 of this Statement) and as members of Andlinger Capital XXVI may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 16,606,000 shares of Common Stock (of which 5,000,000 shares are attributable to the remaining Warrants), representing 59.5% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the remaining Warrants). Messrs. Castello, Callaghan and M. Andlinger disclaim beneficial ownership of such shares.

         Other than the transactions described in Item 3 of this Amendment, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

Item 7.  Material To Be Filed as Exhibits
         --------------------------------

Exhibit VII Power of Attorney, dated as of March 28, 2000, executed by Andlinger Capital XXVI LLC Gerard R. Andlinger, Stephen A. Magida and Merrick G. Andlinger and Mark F. Callaghan.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date:    November 22, 2000                       ANDLINGER CAPITAL XXVI LLC


                                                 By: /s/ Stephen A. Magida
                                                    -------------------------
                                                    Name:   Stephen A. Magida
                                                    Title:  Manager



                                                 GERHARD R. ANDLINGER


                                                            ***
                                                 -------------------------------


                                                 STEPHEN A. MAGIDA


                                                  /s/ Stephen A. Magida
                                                 -------------------------------


                                                 MERRICK G. ANDLINGER


                                                            ***
                                                 -------------------------------


                                                 ROBERT M. CASTELLO


                                                  /s/ Robert M. Castello
                                                 -------------------------------

                                                  MARK F. CALLAGHAN


                                                  /s/ Mark F. Callaghan
                                                  ------------------------------



*** By: /s/ Stephen A. Magida
       -----------------------
       Stephen A. Magida
       Attorney-in-Fact



         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)